Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

GS Finance Corp. $1,000,000 Solactive Eurozone 50 Equal Weight 5% AR Index-Linked Notes due 2022 guaranteed by The Goldman Sachs Group, Inc.
The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (January 28, 2022) is based on the performance of the Solactive Eurozone 50 Equal Weight 5% AR Index as measured from the trade date (April 25, 2016) to and including the determination date (January 25, 2022). The index measures the aggregate performance, including dividend payments, of the common equity securities of 50 equally-weighted European companies less 5.00% per annum (subtracted on a daily basis from the aggregate performance of the index securities). The index is reset quarterly. Therefore, the aggregate performance of the index securities must outperform 5.00% per annum for the index level to increase and for you to receive more than the face amount of your notes.
If the final index level on the determination date is greater than the initial index level of 89.80, the return on your notes will be positive. If the final index level is equal to or less than the initial index level, you will receive the face amount of your notes.
To determine your payment at maturity, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:
●	if the index return is positive (the final index level is greater than the initial index level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the index return; or
●	if the index return is zero or negative (the final index level is equal to or less than the initial index level), $1,000.
You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10.
The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $947 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.
Original issue date:	April 28, 2016	Original issue price:	100.00% of the face amount
Underwriting discount:	2.70% of the face amount	Net proceeds to the issuer:	97.30% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Goldman, Sachs & Co.
Pricing Supplement No. 296 dated April 25, 2016.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $947 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $976.50 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through April 25, 2017.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●       Product supplement no. 33 dated December 22, 2015
●       General terms supplement no. 24 dated December 22, 2015
●       Prospectus supplement dated December 22, 2015
●       Prospectus dated December 22, 2015
The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Solactive Eurozone 50 Equal Weight 5% AR Index-Linked Notes due 2022

INVESTMENT THESIS

•	For investors willing to forgo interest payments for the potential to earn any positive return of the underlier
DETERMINING THE CASH SETTLEMENT AMOUNT
At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):
•	If the final underlier level is above 100.00% of its initial level, 100.00% times the underlier return plus 100.00%
•	If the final underlier level is at or below its initial level, 100.00%
KEY TERMS
Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	The Solactive Eurozone 50 Equal Weight 5% AR Index (Bloomberg symbol, “SOLEW Index”)
Face Amount:	$1,000,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	April 25, 2016
Settlement Date:	April 28, 2016
Determination Date:	January 25, 2022
Stated Maturity Date:	January 28, 2022
Initial Underlier Level:	89.80
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage.
Upside Participation Rate:	100.00%
CUSIP/ISIN:	40054KAE6 / US40054KAE64

HYPOTHETICAL PAYMENT AT MATURITY

200%
150%
100%
50%
0%
0%
50%
100%
150%
200%
Hypothetical Payment Amount as % of Face Amount
Hypothetical Final Underlier Level as % of Initial Underlier Level
Note Performance
Underlier Performance

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
200.000%	200.000%
160.000%	160.000%
140.000%	140.000%
120.000%	120.000%
110.000%	110.000%
100.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%
RISKS
Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks and considerations described in the accompanying prospectus dated December 22, 2015, in the accompanying prospectus supplement dated December 22, 2015, under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 33 dated December 22, 2015, and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 24 dated December 22, 2015.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 22, 2015, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated December 22, 2015, for Medium-Term Notes, Series E, references to the “accompanying general terms supplement no. 24” mean the accompanying general terms supplement no. 24, dated December 22, 2015, and references to the “accompanying product supplement no. 33” mean the accompanying product supplement no. 33, dated December 22, 2015, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.
This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-27 of the accompanying product supplement no. 33 and “Supplemental Terms of the Notes” on page S-15 of the accompanying general terms supplement no. 24. Please note that certain features, as noted below, described in the accompanying product supplement no. 33 and general terms supplement no. 24 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 33 or the accompanying general terms supplement no. 24.

Key Terms
Issuer: GS Finance Corp.
Guarantor: The Goldman Sachs Group, Inc.
Underlier: the Solactive Eurozone 50 Equal Weight 5% AR Index (Bloomberg symbol, “SOLEW Index”), as published by Solactive AG
Specified currency: U.S. dollars (“$”)
Terms to be specified in accordance with the accompanying product supplement no. 33:
●	type of notes: notes linked to a single underlier
●	exchange rates: not applicable
●	averaging dates: not applicable
●	redemption right or price dependent redemption right: not applicable
●	cap level: not applicable
●	downside participation percentage: not applicable
●	interest: not applicable
Face amount: each note will have a face amount of $1,000; $1,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your

Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-12 of this pricing supplement.
Supplemental discussion of U.S. federal income tax consequences: The notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under this treatment, it is the opinion of Sidley Austin llp that if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income.
Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
●	if the final underlier level is greater than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return; or
●	if the final underlier level is equal to or less than the initial underlier level, $1,000.
Initial underlier level:  89.80
Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-22 of the accompanying general terms supplement no. 24 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-26 of the accompanying general terms supplement no. 24
Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Upside participation rate: 100.00%
Trade date:  April 25, 2016
Original issue date (settlement date): April 28, 2016
Determination date: January 25, 2022, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-16 of the accompanying general terms supplement no. 24
Stated maturity date:  January 28, 2022, subject to adjustment as described under "Supplemental Terms of the Notes — Stated Maturity Date” on page S-15 of the accompanying general terms supplement no. 24
No interest: the offered notes do not bear interest
No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption: the offered notes will not be subject to redemption right or price dependent redemption right
Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-30 of the accompanying general terms supplement no. 24
Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-29 of the accompanying general terms supplement no. 24
Trading day: when we refer to a trading day with respect to your notes, we mean a day on which the underlier is calculated and published by the underlier sponsor, regardless of whether one or more of the principal securities markets for the underlier stocks are closed on that day, if the underlier sponsor publishes the level of such underlier on that day
Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-31 of the accompanying product supplement no. 33
ERISA: as described under “Employee Retirement Income Security Act” on page S-43 of the accompanying product supplement no. 33
Supplemental plan of distribution; conflicts of interest: as described under “Supplemental Plan of Distribution” on page S-44 of the accompanying product supplement no. 33 and “Plan of Distribution – Conflicts of Interest” on page 78 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000.

GS Finance Corp. has agreed to sell to Goldman, Sachs & Co. (“GS&Co.”), and GS&Co. has agreed to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue prices set forth on the cover page of this pricing supplement, and to certain securities dealers at such prices less a concession not in excess of 2.35% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We will deliver the notes against payment therefor in New York, New York on April 28, 2016, which is the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
Calculation agent: GS&Co.
CUSIP no.:  40054KAE6
ISIN no.: US40054KAE64
FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.
Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier performance information or hypothetical performance data shown elsewhere in this pricing supplement.  For information about the historical underlier performance information and hypothetical performance data of the underlier during recent periods, see “The Underlier —Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.
The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal

100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.
Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	200.000%
160.000%	160.000%
140.000%	140.000%
130.000%	130.000%
120.000%	120.000%
110.000%	110.000%
100.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would receive no return on your investment.
The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of 100.000% of the face amount of your notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-25 of the accompanying product supplement no. 33.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 24 and under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 33. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement, the accompanying general terms supplement no. 24 and the accompanying product supplement no. 33. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-25 of the accompanying product supplement no. 33.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.
In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.
There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-24 of the accompanying product supplement no. 33.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 33 of the accompanying prospectus.
The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date
The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier.  Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
Your Notes Do Not Bear Interest
You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected
The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.
Past Underlier Performance is No Guide to Future Performance
The actual performance of the underlier over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical underlier performance information or hypothetical performance data set forth elsewhere in this pricing supplement. We cannot predict the future performance of the underlier.
The Underlier Has a Limited Operating History
The notes are linked to the performance of the underlier, which was launched on January 6, 2016. Because the underlier has no underlier level history prior to that date, limited historical underlier level information will be available for you to consider in making an independent investigation of the underlier performance, which may make it difficult for you to make an informed decision with respect to the notes.
The Underlier Measures the Aggregate Performance of the Underlier Stocks Less 5.00% Per Annum (Applied on a Daily Basis)
Your notes are linked to the underlier which measures the aggregate performance, including dividend payments, of the common equity securities of 50 equally-weighted European companies less 5.00% per annum (applied on a daily basis). The underlier is reset quarterly. The aggregate performance of the underlier stocks must exceed 5% per annum in order for the underlier level to increase and for you to receive more than the face amount of your notes. As a result, any return on the underlier — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes.
The Underlier Sponsor Will Have Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You Receive at Maturity. The Goldman Sachs Group, Inc. Owns a Non-Controlling Interest in the Underlier Sponsor
The underlier sponsor is Solactive AG. As underlier sponsor, Solactive AG calculates the value of the underlier and implements the methodology determined by the underlier committee. As further described under the “The Underlier” in this pricing supplement, the underlier sponsor has discretion with respect to determining underlier market disruption events and with respect to making certain adjustments to the underlier stocks upon extraordinary and other corporate events. The exercise of this discretion by the underlier sponsor could adversely affect the value of your notes.
The Goldman Sachs Group, Inc., the guarantor and an affiliate of ours, owns a non-controlling interest in the underlier sponsor.

Your Notes Are Linked to the Underlier, Which Is Comprised of Underlier Stocks That Are Traded in a Foreign Currency But Not Adjusted to Reflect Their U.S. Dollar Value, And, Therefore, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate
Your notes are linked to the underlier whose underlier stocks are traded in a foreign currency but not adjusted to reflect their U.S. dollar value.  The amount payable on your notes will not be adjusted for changes in the euro/U.S. dollar exchange rate.  The amount payable will be based solely upon the overall change in the level of the underlier.  Changes in foreign currency exchange rates, however, may reflect changes in the economy of the foreign countries in which the underlier’s component stocks are listed that, in turn, may affect the level of the underlier.
An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities
You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the underlier may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.
Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.  See “The Underlier” below for additional information.
Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes
The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see "Supplemental Discussion of Federal Income Tax Consequences" below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The Solactive Eurozone 50 Equal Weight 5% AR Index (“underlier”) is an equally-weighted free-float market capitalization index of the common equity securities of 50 European stocks. The underlier measures the aggregate performance, including dividend payments, of such stocks less 5.00% per annum (subtracted on a daily basis from such aggregate performance). The underlier is reset quarterly. The 50 stocks included in the underlier (as determined by the underlier sponsor) trade in Euros and are incorporated in, and have a primary listing on an exchange in, one of the following countries: Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain, which we refer to collectively as the Eurozone. The level of the underlier is calculated and published by Solactive AG (“underlier sponsor”). The underlier was first launched on January 6, 2016 based on an initial value of 100 as of the close of trading on August 3, 2005. The underlier is reported by Bloomberg under the symbol “SOLEW Index”. Additional information regarding the underlier may be obtained from the underlier sponsor’s website: http://www.solactive.com/indices/?index=DE000SLA1F72.  We are not incorporating by reference the website or any material it includes in this pricing supplement.
The top ten constituent stocks of the underlier as of April 22, 2016, by weight, are: Banco Santander SA (2.37%), Schneider Electric SA (2.30%), Volkswagen VZ (2.27%), Deutsche Post (2.26%), Banco Bilbao Vizcaya Argentaria SA (2.25%), BNP Paribas SA (2.22%), BASF (2.22%), ING Groep NV-CVA (2.18%), Total SA (2.13%) and BMW ST (2.09%); constituent weights may be found at http://www.solactive.com/wp-content/uploads/solactiveip/en/Factsheet_DE000SLA1F72.pdf under “Factsheet” and are updated periodically.
As of April 22, 2016, the following Global Industry Classification Sectors had the following weights in the underlier: Consumer Discretionary (13.90%), Consumer Staples (7.80%), Energy (4.20%), Financials (28.40%), Health Care (7.80%), Industrials (12.40%), Information Technology (5.90%), Materials (8.00%), Telecommunication Services (5.90%) and Utilities (5.80%). The sector classifications and sector weights are derived from Reuters and are not from the underlier sponsor. Different information providers may report different sector designations.
As of April 22, 2016 the countries which comprise the underlier represent the following weights in the underlier: France (31.6%), Germany (30.7%), Spain (10.3%), Italy (10.1%), and Others (17.4%); country weightings may be found at http://www.solactive.com/wp-content/uploads/solactiveip/en/Factsheet_DE000SLA1F72.pdf under “Factsheet” and are updated periodically.
Underlier Composition
The underlier is comprised of 50 equally-weighted underlier stocks chosen by a committee consisting of staff from the underlier sponsor (“underlier committee”). In each January, April, July and October, two weeks before the adjustment day (each, a “selection day”), the underlier committee reviews the underlier and defines the stock universe, which is all stocks that meet the following criteria:
•                The stock issuer must be incorporated in one of the Eurozone countries specified above and the stock must be listed in Euros in the form of shares tradable for foreign investors without restrictions on a regulated Eurozone stock exchange. The list of Eurozone countries is subject to change by the underlier committee in the future.
•                The stock must have a minimum average daily value traded of 10 million Euros over the last six months.
Once the stock universe is determined, all eligible stocks are then ranked by free-float market capitalization and the 50 companies with the highest free-float market capitalization are selected for inclusion in the underlier. Market capitalization is calculated by multiplying the number of shares outstanding for a stock times the share price for such stock. Free-float market capitalization means the market capitalization based on publicly available free-float shares. The free-float shares are calculated by subtracting the shares held by insiders and those deemed to be stagnant shareholders from the shares outstanding. Any necessary changes to the composition of the underlier are announced by the underlier sponsor on the selection day.

Ordinary Underlier Adjustments
The composition of the underlier is rebalanced quarterly on the first Wednesday of each February, May, August and November (each, an “adjustment day”). On each adjustment day, each underlier stock is weighted equally. The first adjustment was made in February 2016 based on the trading prices of the underlier stocks on such adjustment day.
Extraordinary Adjustments and Extraordinary Events
The underlier stocks are monitored on an ongoing basis for deletion due to an extraordinary event (defined below). If a stock is removed from the underlier between two adjustment days due to an extraordinary event, the weight of the stock being removed will be redistributed pro rata amongst the remaining underlier stocks. Any decision by the underlier committee to remove a stock is announced by the underlier sponsor on its website. In the case of a spin-off by an underlier stock, the spun-off company stock ordinarily will be added to the underlier according to the terms on the effective date. Extraordinary events may result in the underlier containing more or less than 50 underlier stocks.
Extraordinary events include a merger, delisting, insolvency or nationalization of a company. The trading price for an affected underlier stock on the day such event came into effect is the last available market price for the underlier stock quoted on the relevant exchange on the day the event came into effect (or, if a market price is not available on that day, the last available market price quoted on the relevant exchange on a day determined to be appropriate by the underlier sponsor), as determined by the underlier sponsor.  The last available market price is used as the trading price of the particular underlier stock until the end of the day on which the composition of the underlier is next set. With regard to each underlier stock, the “exchange” is the primary exchange where the underlier stock has its primary listing. The underlier committee may decide to declare a different stock exchange as an underlier stock’s primary exchange for trading reasons, even if the company is only listed there via a stock substitute (e.g., American Depository Receipts or Global Depository Receipts).
Merger. A merger is (a) a change in the security class or a conversion of this share class that results in a transfer or an ultimate definite obligation to transfer all the shares in circulation to another legal person, (b) a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the underlier stock issuer to exchange shares with another legal person (except in a merger or share exchange under which the underlier stock issuer is the acquiring or remaining company and which does not involve a change in security class or a conversion of all the shares in circulation), (c) a takeover offer, exchange offer, other offer or another act of a legal person for the purposes of acquiring or otherwise obtaining from the issuer 100% of the shares issued that entails a transfer or the irrevocable obligation to transfer all shares (with the exception of shares which are held and controlled by the legal person), or (d) a merger (either by acquisition or through forming a new structure) or a binding obligation on the part of the issuer of the share or its subsidiaries to exchange shares with another legal person, whereby the issuer of the share is the acquiring or remaining company and it does not involve a change in the class or a conversion of the all shares issued, but the shares in circulation directly prior to such an event (except for shares held and controlled by the legal person) represent in total less than 50% of the shares in circulation directly subsequent to such an event. The effective date of a merger is the date on which a merger is concluded or the date specified by the underlier sponsor if such a date cannot be determined under the law applicable to the merger.
Delisting. An underlier stock is delisted if the relevant exchange announces pursuant to the exchange regulations that the listing of, the trading in, or the issuing of public quotes on, the applicable underlier stock at the exchange has ceased immediately or will cease at a later date, for any reason (provided delisting is not because of a merger, and the underlier stock is not immediately listed, traded or quoted again on an exchange, trading or listing system, acceptable to the underlier sponsor.
Insolvency. Insolvency occurs with respect to an underlier stock if (a) all shares of  the issuer must be transferred to a trustee, liquidator, insolvency administrator or a similar public officer as result of voluntary or compulsory liquidation, insolvency or winding-up proceedings or comparable proceedings affecting the underlier stock issuer, or (b) the holders of the shares of this underlier stock are legally enjoined from transferring the shares. In the event of insolvency of an underlier stock issuer, the underlier stock shall remain in the underlier until the next adjustment day. As long  as a market price for the affected underlier stock is available on a business day, this shall be applied as the trading price for this underlier stock on the relevant business day, as determined in each case by the underlier sponsor. As used herein, a “business day” is every day from Monday to Friday except any underlier holiday. An “underlier holiday” is any one of the following days: Christmas Eve (December 24th), Christmas Day (December 25th), St. Stephen’s Day (December 26th), New Year’s Eve (December 31st), New Year’s Day (January 1st), Good Friday (variable), Easter Monday (variable), Labor Day (May 1st) and Whit Monday (variable). If a market price is not available on a business day, the trading price for the applicable underlier stock will be set to zero. The underlier committee may also decide to eliminate the applicable underlier stock at an earlier point in time prior to the next adjustment day. The procedure in that case is identical to an elimination due to an extraordinary event.
Nationalization. Nationalization of a company occurs when all shares or the majority of the assets of the underlier stock issuer are nationalized or are expropriated or otherwise must be transferred to public bodies, authorities or institutions.
Corporate Actions
Following the announcement by an underlier stock issuer of the terms and conditions of a corporate action, the underlier sponsor determines whether such corporate action has a dilution, concentration or other effect on the price of such underlier stock. If it is determined to have such an effect, the underlier sponsor shall make the necessary adjustments to the affected underlier stock, the underlier calculation formula and/or the terms and conditions of the underlier methodology as the underlier sponsor deems appropriate in order to take into account such dilution, concentration or other effect.  The underlier sponsor shall determine the date on which this adjustment shall come into effect. Amongst other things, the underlier sponsor can take into account the adjustment made by an affiliated exchange as a result of the corporate action with regard to option and futures contracts on the relevant underlier stock traded on this affiliated exchange. An “affiliated exchange” is an exchange or a trading or quotation system on which options and futures contracts for the relevant underlier stock are traded, as specified by the underlier sponsor.
The underlier is adjusted for dividends, capital increases (rights issues), capital reductions, share splits and par value conversions, as well as other corporate actions. The underlier needs to be adjusted for systematic changes in prices once these events become effective. This requires the new number of shares for the affected underlier stock to be calculated on an ex-ante basis. This procedure ensures that the first ex quote can be properly reflected in the calculation of the underlier.
Capital increases (rights issues). In the case of capital increases (from the company’s own resources or through cash contributions), the new number of shares is calculated by multiplying (a) the number of shares of the underlier stock on the day prior to the distribution times (b) the quotient of (i) the price of the underlier stock on the day prior to the distribution divided by (ii) the price of the underlier stock on the day prior to the distribution minus the calculated value of the rights issue.  The value of the rights issue is calculated by dividing (a) the price of the underlier stock on the day prior to the distribution minus the price of the rights issue minus the dividend disadvantage by (b) the subscription ratio plus 1. In this calculation, the price of rights issue will be equal to zero if capital is increased from the company’s own resources. The subscription ratio is equal to the number of shares on the day of the distribution divided by the number of shares on the day prior to the distribution. The last dividend paid or the announced dividend proposal is applied as the dividend disadvantage.
Capital reductions. In the case of capital reductions, the new number of shares on the reduction date is calculated by multiplying (a) the number of shares of the underlier stock on the day prior to the reduction date times (b) the quotient of (i) 1 divided by (ii) the reduction ratio of the company on the reduction date. The reduction ratio is equal to the number of shares on the day prior to the reduction date divided by the number of shares on the reduction date.
Share splits and par value conversions. In the case of share splits and par value conversions, it is assumed that the prices change in ratio to the number of shares or to the par values. The new number of shares is calculated by multiplying (a) the number of shares of the underlier stock on the day prior to the effective date times (b) the quotient of (i) the par value of the security class or the number of shares, in either case on the day prior to the effective date, divided by (ii) the par value of the security class or the number of shares, in either case on the effective date.

Underlier Calculation
The level of the underlier is equal to the sum of the products of, for each underlier stock, (a) the number of shares for such underlier stock times (b) the trading price of such underlier stock according to the relevant exchange, decremented by 5% per annum as of the time the underlier is being calculated (i.e., the 5.00% per annum is subtracted on a daily basis). The number of shares for an underlier stock can be calculated for any underlier stock as the quotient of (a) the percentage weight of such underlier stock multiplied by the underlier value divided by (b) the trading price of such underlier stock.  The percentage weight of an underlier stock can be calculated as the quotient of (a) the trading price of such underlier stock multiplied by its number of shares divided by (b) the underlier value. An underlier stock’s trading price in respect of a trading day is the closing price on such trading day as determined in accordance with the relevant exchange’s regulations. If the exchange has no closing price for an underlier stock, the underlier sponsor shall determine the trading price and the time of the quote for the applicable underlier stock in a reasonable manner. As used herein, a trading day in relation to the underlier or to any underlier stocks is a trading day on the exchange, or a day that would have been such a day if a market disruption event had not occurred, excluding days on which trading may be ceased prior to the using closing time. The underlier sponsor is ultimately responsible for determining whether a certain day is a trading day with respect to the underlier or an underlier stock. The underlier stocks trade in Euros and thus, no currency conversion is required.
The underlier is a gross total return index, which means that dividend payments are reinvested in the underlier. These payments cause an adjustment to the number of shares of the corresponding underlier stock. The new number of shares is calculated by multiplying (a) the number of shares of the underlier stock on the day prior to the ex-date times (b) the quotient of (i) the price of the underlier stock on the day prior to the ex-date divided by (ii) the price of the underlier stock on the day prior to the ex-date minus the dividend payment.
Trading prices will be rounded to six decimal places. The value of the underlier will be rounded to two decimal places.
Market environment, supervisory, legal, financial or tax reasons may require changes to be made to the underlier calculation methodology. The underlier sponsor may also make changes to the terms and condition of the underlier and the method applied to calculate the underlier, as it deems necessary and desirable in order to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect terms and conditions. Any changes made to the underlier methodology are initiated by the underlier committee. The underlier sponsor is not obliged to provide information on any such modifications or changes.
Market Disruption Events
In the event of a market disruption event, the underlier sponsor calculates the underlier value, taking into account the market conditions prevailing at such point in time, the last quoted trading price for each of the underlier stocks and any other conditions that it deems relevant for calculating the underlier value.
A market disruption event occurs with respect to the underlier if one of the following events occurs or exists on a trading day prior to the opening quotation time for an underlier stock: (1) trading is suspended or restricted (due to price movements that exceed the limits allowed by the exchange or an affiliated exchange, or for other reasons) across the whole exchange, in options or futures contracts on or with regard to an underlier stock that is quoted on an affiliated exchange, or on an exchange or in a trading or quotation system (as determined by the underlier sponsor) in which an underlier stock is listed or quoted; or (2) an event that (in the assessment of the underlier sponsor) generally disrupts and affects the opportunities of market participants to execute on the relevant exchange transactions in respect of a share included in the underlier or to determine market values for a share included in the underlier or to execute on an affiliated exchange transaction with regard to options and futures contracts on these shares or to determine market values for such options or futures contracts.
A market disruption event will also occur if trading on the relevant exchange or an affiliated exchange is ceased prior to the normal closing time, unless the early cessation of trading is announced by the relevant exchange or affiliated exchange on this trading day at least one hour before (1) the actual closing time for normal trading on the exchange or affiliated exchange on the trading day in question, or, if earlier, (2) the closing time (if given) of the exchange or affiliated exchange for the execution of orders at the time the quote is given. The normal closing time is the time at which the exchange or affiliated exchange is normally close on working days without taking into account after-hours trading or other trading activities carried out outside the normal trading hours.
Finally, a market disruption event will also occur if a general moratorium is imposed on banking transactions in the country in which the exchange is resident if the above-mentioned events are material in the assessment of the underlier sponsor, whereby the underlier sponsor makes its decision based on those circumstances that it considers reasonable and appropriate.
Disclaimer
The financial instrument is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the underlier and/or underlier trade mark or the underlier price at any time or in any other respect. The underlier is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the underlier is calculated correctly. Irrespective of its obligations towards the issuer, Solactive AG has no obligation to point out errors in the underlier to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Neither publication of the underlier by Solactive AG nor the licensing of the underlier or underlier trade mark for the purpose of use in connection with the financial instrument constitutes a recommendation by Solactive AG to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in this financial instrument.

Closing Levels of the Underlier
The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any upward or downward trend in the historical or hypothetical closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.
We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical underlier performance information or hypothetical performance data shown below.
The graph below shows the daily closing levels of the underlier from April 25, 2006 through April 25, 2016  (using hypothetical performance data and historical closing levels). The backtested information is derived using the current underlier rules. Since the underlier was launched on January 6, 2016 and has a limited operating history, the graph includes hypothetical performance data for the underlier prior to its launch on January 6, 2016. The hypothetical performance data prior to January 6, 2016 was obtained from the underlier sponsor’s website, without independent verification. The historical closing levels from January 6, 2016 to April 25, 2016 were obtained from Bloomberg Financial Services, without independent verification. (In the graph, historical closing levels can be found to the right of the vertical solid line marker.) You should not take the hypothetical performance data or historical levels of the underlier as an indication of the future performance of the underlier.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying product supplement.
The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a regulated investment company;
●	a life insurance company;
●	a tax-exempt organization;
●	a partnership;
●	a person that owns the notes as a hedge or that is hedged against interest rate risks;
●	a person that purchases or sells the notes as part of a wash-sale for tax purposes;
●	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders
This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:
●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.
Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to 2.55% per annum, compounded semi-annually, with a projected payment at maturity of $1,156.86 based on an investment of $1,000.
Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:
Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
April 28, 2016 through December 31, 2016	$17.29	$17.29
January 1, 2017 through December 31, 2017	$26.10	$43.39
January 1, 2018 through December 31, 2018	$26.77	$70.16
January 1, 2019 through December 31, 2019	$27.46	$97.62
January 1, 2020 through December 31, 2020	$28.17	$125.79
January 1, 2021 through December 31, 2021	$28.89	$154.68
January 1, 2022 through January 28, 2022	$2.18	$156.86
You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You will recognize income or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying product supplement).
Any income you recognize upon the sale, exchange or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

United States Alien Holders
If you are a United States alien holder, please see the discussion under “United States Taxation” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United

States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:
●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.
Foreign Account Tax Compliance Act (FATCA) Withholding
Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

VALIDITY OF THE NOTES AND GUARANTEE
In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 26, 2015, which has been filed as an exhibit to a Current Report on Form 8-K, dated February 26, 2015, filed by The Goldman Sachs Group, Inc. on February 26, 2015.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement no. 33, the accompanying general terms supplement no. 24, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement no. 33, the accompanying general terms supplement no. 24, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement no. 33, the accompanying general terms supplement no. 24, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-4
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-14
Supplemental Discussion of Federal Income Tax Consequences	PS-20
Validity of the Notes and Guarantee	PS-23

Product Supplement No. 33 dated December 22, 2015
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-8
Additional Risk Factors Specific to the Underlier-Linked Notes	S-23
General Terms of the Underlier-Linked Notes	S-27
Use of Proceeds	S-31
Hedging	S-31
Supplemental Discussion of Federal Income Tax Consequences	S-33
Employee Retirement Income Security Act	S-43
Supplemental Plan of Distribution	S-44
Conflicts of Interest	S-46

General Terms Supplement No. 24 dated December 22, 2015
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-15
The Underliers	S-35
S&P 500® Index	S-39
MSCI Indices	S-45
Hang Seng China Enterprises Index	S-54
Russell 2000® Index	S-59
FTSE® 100 Index	S-67
EURO STOXX 50® Index	S-73
TOPIX	S-80
The Dow Jones Industrial AverageTM	S-86
The iShares® MSCI Emerging Markets ETF	S-90
Use of Proceeds	S-92
Hedging	S-92
Employee Retirement Income Security Act	S-93
Supplemental Plan of Distribution	S-94
Conflicts of Interest	S-96

Prospectus Supplement dated December 22, 2015
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-16
United States Taxation	S-17
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19
Validity of the Notes and Guarantees	S-19

Prospectus dated December 22, 2015
Available Information	2
Prospectus Summary	3
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	6
Use of Proceeds	7
Description of Debt Securities We May Offer	8
Description of Warrants We May Offer	35
Description of Units We May Offer	47
GS Finance Corp.	51
Legal Ownership and Book-Entry Issuance	53
Considerations Relating to Floating Rate Debt Securities	57
Considerations Relating to Indexed Securities	58
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	61
United States Taxation	64
Plan of Distribution	76
Conflicts of Interest	78
Employee Retirement Income Security Act	78
Validity of the Securities and Guarantees	79
Experts	79
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	79
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	79

$1,000,000

GS Finance Corp.

Solactive Eurozone 50 Equal Weight 5% AR Index-Linked Notes due 2022

guaranteed by

The Goldman Sachs Group, Inc.

Goldman, Sachs & Co.